Exhibit 99.h(2)
Chou America Management Inc.
110 Sheppard Ave East
Suite 301, Box 18
Toronto ON M2N 6Y8

February 9, 2011

Mr. Francis S.M. Chou
President and Chairman, Chou America Mutual Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE:           Contractual Waivers and Reimbursements

Dear Mr. Chou:

Chou America Management Inc. (the “Adviser”) agrees to waive its investment advisory fee and/or reimburse expenses as necessary to ensure that total annual operating expenses (excluding other expenses, taxes, leverage interest, acquired fund fees and expenses, dividends or interest on short positions, other interest expenses, brokerage commissions, and extraordinary expenses such as litigation) for the Chou Equity Opportunity Fund and Chou Income Opportunity Fund (each, a “Fund”, together, the “Funds”) each do not exceed 1.50% through the period from May 1, 2011 through May 1, 2012.

This agreement can only be terminated or amended upon the approval of the Chou America Mutual Funds’ Board of Trustees and the Adviser, and is automatically terminated if the Adviser is no longer a service provider to the Funds.  Unless otherwise amended or terminated, this agreement will terminate on May 1, 2012.

Very truly yours,

By:	/s/ Francis Chou
Name:	Francis S.M. Chou
Title:	President and Chief Executive Officer